Rebecca Peters

(650) 843-5248

rpeters@cooley.com

September 11, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Song P. Brandon
Mr. Jeffrey P. Riedler

RE:	Exelixis, Inc.
Form S-1 Registration Statement
File No. 333-152166

Ladies and Gentleman:

On behalf of Exelixis, Inc. (the “Company”), we are transmitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the letter dated August 15, 2008 (the “Comment Letter”) received from the Commission with respect to the Company’s Registration Statement on Form S-1, File No. 333-152166 (the “Registration Statement”). Set forth below is the Company’s response to the Staff’s comment included in the Comment Letter (the “Comment”). For the Staff’s convenience, the Comment has been reproduced below.

We have reviewed your counsel’s August 7, 2008 letter regarding the above-captioned matter and responses to our comments. More specifically, we note your responses relating to the issuance of 100,000 shares of common stock issuable upon certain “Events of Default” as well as 8,891,776 shares of common stock issuable at the company’s option to pay down borrowed funds pursuant to a facility agreement. However, we continue to believe that it is inappropriate to register those shares because those shares are not currently outstanding. Therefore, please remove those shares from the registration statement.

Repayment Shares

The Company will file an amendment to the Registration Statement to remove the 8,891,776 shares of common stock issuable at the Company’s option to pay down borrowed funds pursuant to a facility agreement (the “Facility Agreement”) entered into in June 2008 between the Company and the selling stockholders named in the Registration Statement (the “Selling Stockholders”) as soon as practicable. The Company intends to register the issuance of such shares under a primary shelf registration statement on Form S-3 prior to the issuance of any such shares.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

September 11, 2008

Page Two

Failure Payment Shares

For the reasons stated below, we believe that registration at this time of the 100,000 Failure Payment Shares (as defined below) that underlie already outstanding warrants is appropriate at this time.

Facts:

In June 2008, the Company and the Selling Stockholders entered into the Facility Agreement, pursuant to which the Company issued warrants (the “June Warrants”) exercisable for an aggregate of 1,000,000 shares of the Company’s common stock (the “Warrant Shares”) to the Selling Stockholders. The June Warrants were issued pursuant to a Section 4(2) exempt sale of securities. Pursuant to the June Warrants, in the event that any Event of Failure (as described below) occurs, as compensation to the Selling Stockholders for related losses with respect to the June Warrants, the June Warrants provide that the Selling Stockholders will be entitled to receive payments payable in, at the Company’s option, cash or shares of common stock of the Company (the “Failure Payment Shares”). The Company’s estimate that it may issue up to 100,000 Failure Payment Shares with respect to the June Warrants is based on the estimate of potentially issuable Failure Payment Shares agreed between the Company and the Selling Stockholders when calculating the maximum number of shares that are issuable in connection with the transaction contemplated by the Facility Agreement as a whole.

An “Event of Failure” would occur if: (i) the Company fails to use its reasonable best efforts to deliver the shares issuable upon exercise of the June Warrants to the Selling Stockholders in accordance with the terms of the Facility Agreement; (ii) the Company fails to use its reasonable best efforts to issue the June Warrants and/or shares issuable upon exercise of the June Warrants without a restrictive legend, or fails to use its reasonable best efforts to remove a restrictive legend, when and as required under the Facility Agreement; (iii) the Company fails to use its reasonable best efforts to deliver a warrant in connection with a transfer of the June Warrants by the Selling Stockholders in accordance with the terms of the Facility Agreement; and (iv) the Company fails to comply with its obligations to register the shares of Registrable Securities as set forth in the June Warrants.

Guidance:

Rule 152 under the Securities Act states that “transactions by an issuer not involving a public offering” in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering. In Black Box Inc. (avail. June 26, 1990), the Staff explained that for purposes of Rule 152, a private placement is deemed completed not when the securities are

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

September 11, 2008

Page Three

actually issued, but instead upon the investors’ commitment to purchase or accept the securities, subject only to conditions that are not within the investors’ control so that there are no further investment decisions. Thus, for purposes of Rule 152, a private placement is deemed to be consummated upon the execution of a purchase agreement if the purchaser’s obligation to purchase the securities is subject only to conditions outside of the purchaser’s control.

In subsection (a) of the SEC Manual of Publicly Available Telephone Interpretations Supplement, 3S (March 1999) (hereinafter “Tel. Interp. Man. Supp.”), the Staff stated that:

If the company satisfies the Form S-3 registrant eligibility requirements and the offering satisfies the Form’s secondary offering requirements, the staff believes that the company may use Form S-3 to register, prior to the conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities. The company may not use Rule 416 to register for resale an indeterminate number of shares resulting from operation of the conversion formula. Rule 416 does not apply by its terms in these circumstances, because the floating conversion rate is not “similar” to an anti-dilution provision. Instead, the company must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, the company must file a new registration statement to register the additional shares, assuming the selling securityholder desires to sell those additional shares. It may use Rule 462(b), if available, for this purpose. (emphasis added)

In addition, in Tel. Interp. Man. Supp, 2S(a), the Staff stated that:

Although pursuant to Rule 457(i) the company does not have to pay an additional fee since it is required to register the underlying common shares at the same time as the convertible securities, the company should register an amount of shares based on a reasonable good-faith estimate of the maximum amount of shares it will need to cover conversions. (emphasis added)

Analysis:

The potential issuance of the Failure Payment Shares was one of the terms considered by the Selling Stockholders in making their investment decision with respect to the June Warrants. The Selling Stockholders became obligated, upon executing and delivering the Facility Agreement, to accept the Failure Payment Shares, in lieu of a cash payment, from the Company in the event of an Event of Failure. There are no conditions to the issuance that are within a Selling Stockholder’s control or that a Selling Stockholder can cause not to be satisfied.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

September 11, 2008

Page Four

Thus, there is no further investment decision involved in the future issuance of the Failure Payment Shares. In this respect, the Failure Payment Shares underlie the outstanding June Warrants. Pursuant to Tel. Interp. Man. Supp., 3S(a), the Staff has stated that if the offering is a valid secondary offering, a company may register, prior to the conversion, the resale of the common stock issuable upon conversion of outstanding convertible securities, as is the case with respect to the Warrant Shares, and while the issuance of the Warrant Shares requires a further investment decision, there is no remaining investment decision with respect to the Failure Payment Shares. We believe that this strengthens the position that the Failure Payment Shares underlie currently outstanding securities. Because the Selling Stockholders’ investment decision with respect to the Failure Payment Shares has already been made and such shares underlie the outstanding June Warrants, we respectfully suggest that it is appropriate for the Company to register such shares of common stock for resale at this time.

Additionally, the Company believes that the future issuance of the Failure Payment Shares is analogous to the future issuance of common stock as a stock dividend or as a result of an anti-dilution adjustment on outstanding securities. Shares of common stock issued to prevent dilution resulting from stock splits, stock dividends or similar transactions with respect to outstanding securities may be included on a registration statement prior to issuance pursuant to Rule 416. Similarly, a good-faith estimated number of shares of common stock that may be issued in connection with certain Events of Failure on outstanding securities should be eligible for inclusion in a resale registration statement prior to their issuance.

Finally, had the June Warrants provided that, instead of the issuance of Failure Payment Shares, the number of shares issuable upon exercise of the June Warrants would be increased and the aggregate exercise price remain the same in the event of an Event of Failure, the Failure Payment Shares would in effect become Warrant Shares, and thus currently registrable for resale. Accordingly, we believe that it is appropriate to treat the Failure Payment Shares in the same manner as Warrant Shares rather than potentially require amendments to the June Warrants that would have little to no substantive effect.

Please do not hesitate to contact me at (650) 843-5248 if you have any questions or would like any additional information regarding this matter.

Best regards,

/s/ Rebecca Peters
Rebecca Peters

cc:	James B. Bucher, Esq., Exelixis, Inc.

731242 v3/HN

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM